UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from          to
Commission file number 1-15399
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Packaging Corporation of America
Thrift Plan for Hourly Employees
B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
Packaging Corporation of America
1900 West Field Court Lake Forest, IL 60045

Packaging Corporation of America
Thrift Plan for Hourly Employees

Page
A. Financial Statements
Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4
B. Supplemental Schedule
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	11
C. Exhibit
Item 23.1 Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
Benefits Administration Committee
Packaging Corporation of America Thrift Plan for Hourly Employees
We have audited the accompanying statements of net assets available for benefits of the Packaging Corporation of America Thrift Plan for Hourly Employees as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Chicago, Illinois
June 28, 2010

Packaging Corporation of America
Thrift Plan for Hourly Employees
Statements of Net Assets Available for Benefits

	December 31,
	2009	2008
Assets
Interest in Master Trust	$126,081,382	$99,347,594
Participant loans	5,498,100	3,971,603
Contributions receivable:
Company	44,911	38,398
Participant	149,805	128,381

	131,774,198	103,485,976

Liabilities
Administrative expenses	26,265	25,558
Refund of excess contributions	39,812	26,406

	66,077	51,964

Net assets at fair value	131,708,121	103,434,012

Adjustment from fair value to contract value	2,287,208	5,320,299

Net assets available for benefits	$133,995,329	$108,754,311

See accompanying notes.

Packaging Corporation of America
Thrift Plan for Hourly Employees
Statements of Changes in Net Assets Available for Benefits

	Year Ended
	December 31,
	2009	2008
Additions
Contributions:
Participants	$8,443,951	$9,173,945
Company	2,448,677	2,554,620
Rollover	6,466	144,841
Transfer from related plan	—	930,813
Interest income from participant loans	236,356	233,133

Total additions	11,135,450	13,037,352
Deductions
Benefit payments	5,177,334	6,758,468
Administrative expenses	239,517	245,743

Total deductions	5,416,851	7,004,211
Net investment income (loss) from Master Trust	19,522,419	(26,533,201)

Net increase (decrease)	25,241,018	(20,500,060)
Net assets available for benefits:
Beginning of year	108,754,311	129,254,371

End of year	$133,995,329	$108,754,311

See accompanying notes.

Packaging Corporation of America
Thrift Plan for Hourly Employees
Notes to Financial Statements
December 31, 2009 and 2008
1. Description of the Plan
     The following description of the Packaging Corporation of America (the “Company” or “PCA”) Thrift Plan for Hourly Employees (the “Plan”) provides general information. Participants should refer to the applicable Summary Plan Description, including the special appendix sections (“Special Appendix”), for a more complete description of eligibility requirements, contribution limits, Company matching contributions, and vesting provisions.
General
     The Plan is a defined-contribution plan, established February 1, 2000, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The Plan covers eligible hourly employees of the Company, its subsidiaries, and the covered groups that have adopted the Plan.
     Effective July 1, 2008, the Company’s Board of Directors approved a resolution making Packaging Corporation of Illinois (“PCI”) a participating employer in the Plan. Accordingly, participation in the PCI plan was frozen after June 30, 2008, and hourly employees of PCI are now eligible to participate in the PCA Plan effective July 1, 2008. Prior to July 1, 2008, hourly employees of PCI participated in a separate 401(k) plan sponsored by PCI. The merger was approved effective April 22, 2008, and $930,813 of assets were transferred on October 1, 2008.
Contributions
     Eligible employees electing to participate in the Plan may make salary deferral contributions through payroll deductions based upon the deferral percentage limits specified in each covered location’s Special Appendix, with such contributions limited to $16,500 and $15,500 in 2009 and 2008, respectively, for employees under age 50 and $22,000 and $20,500 in 2009 and 2008, respectively, for employees age 50 and older. The Company contributes on behalf of the participants a matching contribution equal to an amount detailed in each location’s Special Appendix. The Company’s matching contributions are invested in the Plan’s investment funds based on the participant investment elections.
Participant Accounts
     Each participant’s account is credited with the participant’s contributions, Company contributions, and an allocation of Plan earnings or losses and is charged with an allocation of administrative expenses. Allocations are based on each participant’s account balance, as defined, in relation to the balance of all participants’ account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Vesting
     Participants are immediately 100% vested in the value of their pretax contributions and rollovers from other qualified plans.
     The Company’s matching contribution vests in accordance with the schedule detailed in each covered location’s Special Appendix. To the extent a participant is not 100% vested in the Company’s matching contributions, upon attainment of age 65 or termination of employment due to death or permanent disability, a participant will become 100% vested in the Company’s matching contributions. Forfeited nonvested accounts are applied to reduce future Company contributions.
Investment Options
     Participants may elect to invest their account balances in any of the available investment options provided by the Plan. Participants may change their investment options on any business day, subject to certain short-term trading restrictions outlined in the Summary Plan Description.

Benefit Payments
     In the event of retirement (as defined), death, permanent disability, or termination of employment, the vested balance in the participant’s account will be distributed to the participant or the participant’s beneficiary in a single lump-sum cash payment. The portion of the participant’s account invested in the PCA Common Stock Fund will be distributed in kind unless elected to be distributed in cash.
     Certain participants, as specified in each covered location’s Special Appendix, who have attained age 55 may elect an in-service withdrawal from their vested Company matching contribution account. Participants, as specified in each location’s Special Appendix, who have attained age 59 1/2 may elect to withdraw all or part of their account balance.
     Certain participants, as specified in each covered location’s Special Appendix, may, subject to the approval of the Plan Administrator, make a hardship withdrawal from their salary deferral contributions. A hardship withdrawal can only be made in the event of a financial need constituting a hardship.
Administrative Expenses
     Administrative expenses are paid from Plan assets, to the extent not paid by the Company.
Participant Loans
     Certain participants, as specified in each covered location’s Special Appendix, may borrow an amount up to the lesser of $50,000 or 50% of their vested account balance. The minimum loan amount is $1,000. Such loans bear interest at the prime rate as published by The Wall Street Journal and are secured by the participant’s account balance in the Plan. Loans must be repaid within 54 months, with principal and interest payments made primarily through payroll deductions. Employees on unpaid leave may continue to repay loans via personal check or money order during their period of absence. Participants also have the ability to elect to make a one-time repayment of their outstanding loan balance, of which payment can be made via personal check or money order.
Plan Termination
     Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
2. Significant Accounting Policies
Recent Accounting Pronouncements
     In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2010-06, “Fair Value Measurements and Disclosures (Topic 820) — Improving Disclosures about Fair Value Measurements.” This ASU requires some new disclosures and clarifies some existing disclosure requirements about fair value measurement as set forth in Accounting Standards Codification (“ASC”) 820, “Fair Value Measurements and Disclosures.” ASU 2010-06 amends ASC 820 to now require: (1) a reporting entity should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers; and (2) in the reconciliation for fair value measurements using significant unobservable inputs, a reporting entity should present separately information about purchases, sales, issuances, and settlements. In addition, ASU 2010-06 clarifies the requirements of existing disclosures. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Early application is permitted. The Plan will comply with the additional disclosures required by this guidance upon its adoption in January 2010.
     The FASB issued ASU 2009-12, “Fair Value Measurements and Disclosures (Topic 820) - Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent),” in September 2009. ASU 2009-12 amends ASC 820, “Fair Value Measurements and Disclosures,” to permit a reporting entity to measure the fair value of certain investments on the basis of the net asset value per share of the investment (or its equivalent). ASU 2009-12 also requires new disclosures, by major category of investments, about the attributes of investments within the scope of this amendment. The guidance in ASU 2009-12 is effective for interim and annual periods ending after December 15, 2009. The Plan adopted this guidance on December 31, 2009. See Note 4 for the additional required disclosures.

     In April 2009, the FASB updated its guidance under ASC 820, “Fair Value Measurements and Disclosures,” related to estimating fair value when the volume and level of activity for an asset or liability have significantly decreased and identifying circumstances that indicate a transaction is not orderly. The guidance was effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. See Note 4 for the additional required disclosures.
Basis of Accounting
     The financial statements have been prepared on the accrual basis of accounting.
Investment Valuation and Income Recognition
     The Plan’s beneficial interest in the PCA Defined Contribution Master Trust (the “Master Trust”) represents the Plan’s share of the Master Trust’s investments stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion and disclosures related to fair value measurements.
     The Plan invests in fully benefit-responsive, synthetic investment contracts (synthetic GICs). These synthetic GICs are recorded at fair value (see Note 4); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to synthetic GICs because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the synthetic GICs represents contributions plus earnings, less participant withdrawals and administrative expenses.
     Purchases and sales of securities are recorded on the settlement date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Investment Contracts
     The JP Morgan Stable Value Fund, a synthetic GIC, provides principal preservation plus accrued interest through fully benefit-responsive wrap contracts issued by a third party. The account is credited with interest as specified in the contract and charged for participant withdrawals and administrative expenses. The investment contract issuer is contractually obligated to repay the principal plus accumulated interest. The contract value represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses. Participants may direct the withdrawal or transfer of all or a portion of their investment at contract value.
     There are no reserves against contract value for credit risk of the contract issuer. The crediting interest rate for the wrap contracts is calculated on a quarterly basis (or more frequently if necessary) using contract value, market value of the underlying fixed income portfolio, the yield of the portfolio, and the duration of the index but cannot be less than zero.
     In certain circumstances, the amount withdrawn from the wrap contract would be payable at fair value rather than at contract value. These events include: (i) termination of the Plan, (ii) a material adverse change to the provisions of the Plan, (iii) if the employer elects to withdraw from a wrap contract in order to switch to a different investment provider, or (iv) if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrap contract issuer’s underwriting criteria for issuance of a similar wrap contract.
     Examples of events that would permit a wrap contract issuer to terminate a wrap contract upon short notice include the Plan’s loss of its qualified status, uncured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these events was to occur, the wrap contract issuer could terminate the wrap contract at the market value of the underlying investments.
     The average yields for the JP Morgan Stable Value Fund are as follows:

	2009	2008
Based on actual earnings	4.18%	6.35%
Based on interest rate credited to participants	2.75%	3.63%

Contributions
     Participant contributions are made through payroll deductions and recorded in the period the deductions are made. Company matching contributions are deposited as soon as administratively practicable after each pay period.
Use of Estimates
     The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
3. Master Trust
     The Master Trust includes assets of the Plan and the Packaging Corporation of America Retirement Savings Plan for Salaried Employees. All of the Plan’s assets, with the exception of participant loans, are invested in the Master Trust. The purpose of the Master Trust is the collective investment of assets of the participating plans. Each participating plan’s interest in the Master Trust is based on the aggregate account balances of the participants in the respective participating plan. The Master Trust specifically identifies contributions, benefit payments, and plan specific expenses attributable to each participating plan. Investment gains (losses) are allocated to each participating plan in the Master Trust on a daily basis based on each plan’s separate interest in the Master Trust. At December 31, 2009, the Plan’s interest in the net assets of the Master Trust was 35.9%, with a fair value of $126,081,382. At December 31, 2008, the Plan’s interest in the net assets of the Master Trust was 38.1%, with a fair value of $99,347,594.
     The investments held by the Master Trust and the Plan’s percentage interest in each of the investments within the Master Trust are presented below.

		Plan’s		Plan’s
	December 31,	Percentage	December 31,	Percentage
	2009	Interest	2008	Interest
Assets
Mutual funds
Fidelity Growth Company	$57,922,428	46.9%	$38,157,678	46.9%
EuroPacific Growth	32,570,421	35.2	20,267,425	32.4
PIMCO Total Return Fund	34,367,135	33.6	24,428,638	32.7
American Balanced R4	12,563,818	44.2	9,684,445	43.6
Rainer Mid Cap	3,161,125	25.4	525,675	48.1
Columbia Small Cap Growth I2 Fund	15,707,216	35.2	9,546,448	35.7
Loomis Sayles Value Y Fund	12,303,875	33.9	9,221,251	33.2

Total mutual funds	168,596,018	39.3	111,831,560	38.8
Common collective trust funds
JP Morgan Liquidity Fund	8,910,760	19.5	12,607,698	43.3
JP Morgan Intermediate Bond Fund	95,714,345	50.4	87,050,624	50.4
BlackRock Equity Index Fund T	17,248,812	28.2	13,011,576	26.7

Total common collective trust funds	121,873,917	45.0	112,669,898	46.9
Common stocks
PCA	54,992,007	7.2	29,731,019	6.6
Pactiv	4,352,736	19.9	5,167,098	19.2
Tenneco	646,263	22.0	120,820	22.6

Total common stocks	59,991,006	8.3	35,018,937	8.6
Short-term investment fund
Short-term investments	988,076	4.0	1,187,323	12.8

Total assets at fair value	351,449,017	35.9	260,707,718	38.1
Adjustment from fair value to contract value	4,571,186	50.0	10,593,365	50.2

Net assets	$356,020,203	36.1%	$271,301,083	38.6%

     Investment income (loss) for the Master Trust was as follows:

	Year Ended
	December 31,
	2009	2008
Interest income	$4,015,147	$5,490,663
Dividends	2,491,342	3,342,343
Other income	473,856	525,927
Net realized and unrealized appreciation (depreciation) in fair value of:
Mutual funds	34,087,310	(64,183,992)
PCA common stock	24,608,433	(26,484,888)
Other common stocks	361,343	(1,507,203)
Common collective trust funds	3,476,792	(8,039,258)

Total investment income (loss)	$69,514,223	$(90,856,408)

4. Fair Value Measurements
     Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:
Level 1 — Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.
Level 2 — Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
•	quoted prices for similar assets and liabilities in active markets

•	quoted prices for identical or similar assets or liabilities in markets that are not active

•	observable inputs other than quoted prices that are used in the valuation of the assets or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means
Level 3 — Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).
     The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.
     Following is a description of the valuation methodologies used for major categories of assets measured at fair value by the Plan.
     Mutual funds and common stocks: valued at quotations obtained from national securities exchanges.
     Collective trust funds: valued at the net asset value (“NAV”) provided by the administrator of the fund. The NAV is based on the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. This category includes three common/collective trusts.
     The JP Morgan Liquidity Fund and the JP Morgan Intermediate Bond Fund are contained within the JP Morgan Stable Value Fund option. This fund seeks to preserve the value of money invested, perform better than the average money market fund, and earn consistent, reliable returns. The fund invests in a high quality fixed income portfolio combined with investment contracts called benefit responsive wraps. Participant directed redemptions have no restrictions; however the Plan is required to provide up to a one year redemption notice to liquidate its entire share in the fund.

          The BlackRock Equity Index Fund T option, previously called the BGI Equity Index Fund, is an index fund that seeks to match the performance of the S&P 500 Index by investing in stocks that make up the index. Participant directed redemptions are restricted as follows: participants who elect to transfer $5,000 or more out of any single investment fund on any given trading day must wait 30 calendar days before they will be permitted to reinvest $5,000 or more back into the same investment fund on any given trading day. The restriction does not apply to regular contributions, loan payments, loans, withdrawals, or distributions made out of the funds. The Plan is not required to provide an advance redemption notice to liquidate its entire share in the fund.
          Short-term investments: valued at cost, which approximates fair value.
          Participant loans: valued at their unpaid principal balance, which approximates fair value.
The fair values of the Master Trust’s and the Plan’s investments are measured as follows:

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3
Master trust investments
Mutual funds
Growth fund — US	$70,226,303	$—	$—
Growth fund — non US	32,570,421	—	—
Intermediate term bond fund	34,367,135	—	—
Blended fund	12,563,818	—	—
Mid Cap stocks	3,161,125	—	—
Small Cap stocks	15,707,216	—	—

Total mutual funds	168,596,018	—	—
Common stocks
Individual corporate stocks	59,991,006	—	—
Short-term investment fund	—	988,076	—
Common collective trust funds
Fixed income	—	104,625,105	—
Equity	—	17,248,812	—

Total common collective trust funds	—	121,873,917	—

Total master trust investments	$228,587,024	$122,861,993	$—

Plan
Participant loans	$—	$—	$5,498,100

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3
Master trust investments
Mutual funds	$111,831,560	$—	$—
Common stocks	35,018,937	—	—
Short-term investment fund	1,187,323	—	—
Common collective trust funds	—	112,669,898	—

Total master trust investments	$148,037,820	$112,669,898	$—

Plan
Participant loans	$—	$—	$3,971,603

     The following table presents the changes in the fair value of the Plan’s participants loans classified as Level 3 in the fair value hierarchy:

Participant Loans
Balance at January 1, 2008	$3,162,296
Purchases, sales, issuances, and settlements, net	809,307

Balance at December 31, 2008	3,971,603
Purchases, sales, issuances, and settlements, net	1,526,497

Balance at December 31, 2009	$5,498,100

5. Tax Status
     The Plan has received a determination letter from the Internal Revenue Service (the “IRS”) dated May 9, 2001, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, that the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.
6. Risks and Uncertainties
     The Master Trust invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
7. Reconciliation of Financial Statements to Form 5500
     The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31,
	2009	2008
Net assets available for benefits per the financial statements	$133,995,329	$108,754,311
Amounts allocated to withdrawn participants	—	(8,384)
Adjustment of investments from fair value to contract value	(2,287,208)	(5,320,299)

Net assets available for benefits per Form 5500	$131,708,121	$103,425,628

     The following is a reconciliation of net increase per the financial statements to Form 5500:

Year ended
December 31, 2009
Total net increase per the financial statements	$25,241,018
Adjustment from fair value to contract value for fully benefit-responsive investment contracts at beginning of the period	5,320,299
Adjustment from fair value to contract value for fully benefit-responsive investment contracts at end of period	(2,287,208)
Amounts allocated to withdrawing participants at December 31, 2008	8,384

Total net increase per the Form 5500	$28,282,493

Supplemental Schedule
Packaging Corporation of America
Thrift Plan for Hourly Employees
Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)
December 31, 2009

Current
Description of Issue	Value
Participant loans — Interest rates ranging from 3.25% to 9.25% *	$5,498,100

*	Represents a party in interest to the plan.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administration Committee of Packaging Corporation of America has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 28, 2010	Packaging Corporation of America Thrift Plan for Hourly Employees
/s/ STEPHEN T. CALHOUN
Stephen T. Calhoun
Vice President-Human Resources

INDEX TO EXHIBIT

Exhibit
Number	Description
23.1	Consent of Independent Registered Public Accounting Firm